Securities and
Exchange Commission
Washington, D.C.
20549

Schedule 13G

Under the Securities
and Exchange Act of
1934 (Amendment No.
)*

Diametrics Medical
Inc.
(Name of Issue)

COMMON
(Title of Class of
Securities)

252532106
(Cusip number)

Check the following box
if a fee is being paid
with this statement [
].  (A fee
is not required only if
the filing person: (1)
has a previous
statement on file
reporting beneficial
ownership of more than
five percent of the
class of
securities described in
Item 1; and (2) has
filed no amendment
subsequent
thereto reporting
beneficial ownership of
five percent or less of
such class)
(See Rule 13d-7).

*The remainder of this
cover page shall be
filled out for a
reporting person's
initial filing on this
form with respect to
the subject class of
securities, and
for any subsequent
amendment containing
information which would
alter the
disclosure provided in
a prior cover page.

The information
required in the
remainder of this cover
page shall not be
deemed
to be "filed" for the
purpose of Section 18
of the Securities
Exchange Act of
1934 ("Act") or
otherwise subject to
the liabilities in that
section of the Act
but shall be subject to
all other provisions of
the Act (however, see
the
Notes).

(Continued on the
following page(s) Cusip
Number:    252532106
13G


1.   Investment
Advisers, Inc.
2.   Check the
appropriate box if a
member of a
group
:
(a)
[   ]
(b) [
X ]
3.
SEC
Use
only
4.   Citizenship or
place of
organization:
Delaware
5.   Sole voting power:
937500
6.   Shared voting
power:0
7.   Sole Dispositive
power: 937500
8.   Shared dispositive
power:0
9.   Aggregate amount
beneficially
owned by each
reporting
person: 937500
10.  Percent of class
represented by amount
in Row 9: 4.18 11.
Type of Person
Reporting*:  IA

Item 1.
(a)  Name of Issuer:
Diametrics
Medical, Inc.
b)  Address of
Issuer's
Principal
Executive
Offices:
Executive
Ofices:
2658 PATTON ROAD
ST. PAUL,  MN 55113

Item 2.
(a)  Investment
Advisors, Inc.
(b)  3700 First Bank
Place, Box 357,
Minneapolis, MN 55440
(c)  Delaware
(d)  Title of Class of
Securities:  Common (e)
Cusip Number:  252532106
Item 3    (e)
Investment Advisor
registered under Section
203 of the
Investment Advisors Act
of 1940. Item 4.   (a)
Amount beneficially
owned: 937500
     (b)  Percent of
  Class: 4.18
                      (c
                      )
                      Nu
                      mb
                      er
                      of
                      sh
                      ar
                      es
                      as
                      to
                      wh
                      ic
                      h
                      su
                      ch
                      pe
                      rs
                      on
                      ha
                      s:

(I)  Sole power to vote:
937500
(ii) Shared power to
vote:0 (iii)Sole power
to dispose or direct
disposition of: 937500
(iv) Shared power to
dispose or direct
disposition of:0

Item 5.        If this
statement is being filed
to report the fact that
as of
the date hereof the
reporting person has
ceased to be the
beneficial owner of more
than five
percent of the class of
    securities, check
    the following:  [ X
    ]
Item 6.        The
shares referred to in
this filing are
held by various
custodian banks for
various clients of
Investment Advisors,
Inc.
None of the
individual clients
or custodian banks
holds more
than 5% or more of
the shares. Item
7.   Not
applicable.
Item 8.        Not
applicable. Item
9.        Not
applicable. Item
10.
Certification

By signing below I
certify that, to the
best of my knowledge and
belief, the
securities referred to
above were acquired in
the ordinary course of
business
and were not acquired
for the purpose of and
do not have the effect
of changing
or influencing the
control of the issuer of
such securities and were
not
acquired in connection
with or as a participant
in any transaction
having such
purposes or effect.

After reasonable inquiry
and to the best of my
knowledge and belief, I
certify
that the infraction set
forth in this statement
is true, complete
and correct.

Date:  6/9/99

/s/  Kelly
Thomas
Coughlin

Kelly Thomas
Coughlin
Vice President
Director of
Compliance